FORMULAE FOR DETERMINING CUMULATIVE AND ANNUALIZED
                     RATES OF RETURN FOR THE INCOME MANAGER


                  CRR  =     [(UV[subscript t]/UV[subscript t-B]) - 1] x 100




                  ARR  =     [(UV[subscript t]/UV[subscript t - B])
                             [superscript 1/B] - 1] x 100


where:     B                   is the total time of the investment, in years
                               or fraction thereof.

           UV[subscript t]     is the separate account unit value at the end of
                               the period.

           UV[subscript t-B]   is the separate account unit value at time B
                               years prior to the end of the period.

           CRR is the cumulative rate of return over the period of B years.

           ARR is the annualized rate of return over the period of B years.